Exhibit (a)(5)(F)

PRESS RELEASE

Ambit Announces Expiration of

Hart-Scott-Rodino Waiting Period

San Diego, CA (October 28, 2014) –Ambit Biosciences Corporation (hereinafter, Ambit Biosciences) (NASDAQ: AMBI) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) in connection with Daiichi Sankyo’s previously announced tender offer for all of the outstanding common stock of Ambit Biosciences (hereinafter, the Tender Offer).

Expiration of the HSR waiting period satisfies one of the conditions to the closing of the Tender Offer. Completion of the Tender Offer is also conditioned on the acquisition of one share more than 50 percent of Ambit Biosciences’ outstanding common stock (including shares issuable pursuant to options and warrants for which Ambit Biosciences has received exercise notices) and other customary closing conditions.

Daiichi Sankyo, through its wholly-owned U.S. subsidiary, Charge Acquisition Corp., launched the Tender Offer on October 10, 2014 to purchase the outstanding shares of Ambit Biosciences’ common stock for $15.00 per share plus one non-transferable contingent value right per share that will entitle the holder thereof to a maximum payment of $4.50 upon the achievement of certain commercialization related milestones regarding quizartinib. Failing any extension to the offer period, the offer is due to expire at 5:00 P.M. U.S. Eastern Time on November 10, 2014.

About Daiichi Sankyo

Daiichi Sankyo Group is dedicated to the creation and supply of innovative pharmaceutical products to address the diversified, unmet medical needs of patients in both mature and emerging markets. While maintaining its portfolio of marketed pharmaceuticals for hypertension, dyslipidemia and bacterial infections used by patients around the world, the Group has also launched treatments for thrombotic disorders and is building new product franchises. Furthermore, Daiichi Sankyo research and development is focused on bringing forth novel therapies in oncology and cardiovascular-metabolic diseases, including biologics. The Daiichi Sankyo Group has created a “Hybrid Business Model,” to respond to market and customer diversity and optimize growth opportunities across the value chain. For more information, please visit: www.daiichisankyo.com.

The Daiichi Sankyo oncology portfolio continues to grow and currently includes both small molecules and monoclonal antibodies with novel targets in both solid and hematologic cancers.

About Ambit Biosciences

Ambit Biosciences is a biopharmaceutical company focused on the discovery, development and commercialization of drugs to treat unmet medical needs in oncology, autoimmune and inflammatory diseases by inhibiting kinases that are important drivers for those diseases. Ambit’s lead drug candidate, quizartinib (AC220), is a once-daily, orally-administered potent and selective, inhibitor of FMS-like tyrosine kinase-3 (FLT3) and is currently in a registrational phase 3 clinical trial, referred to as QUANTUM-R, in patients with relapsed/refractory FLT3-ITD positive, acute myeloid leukemia (AML). Quizartinib is also being studied in newly diagnosed patients in combination with chemotherapy as well as maintenance following a hematopoietic stem cell transplantation (HSCT). In addition to quizartinib, Ambit’s clinical pipeline includes AC410, an oral JAK2 inhibitor, and CEP-32496, a BRAF inhibitor licensed to Teva Pharmaceutical Industries Ltd. Ambit’s preclinical portfolio includes a proprietary CSF1R inhibitor program.

Forward Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Daiichi Sankyo and Ambit Biosciences; the expected timetable for completing the transaction; Ambit Biosciences’ product candidates, including regarding the therapeutic and commercial potential of quizartinib, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; and those additional factors discussed in Ambit Biosciences’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the U.S. Securities and Exchange Commission (hereinafter, the SEC). Ambit Biosciences cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Ambit Biosciences undertakes no obligation to update or revise any of these statements.

Important Additional Information

This news release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Ambit Biosciences Corporation or any other securities. Daiichi Sankyo Company, Limited and its wholly owned subsidiary Charge Acquisition Corp. have commenced a tender offer for all outstanding shares of common stock of Ambit Biosciences Corporation and have filed with the SEC a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), which will be amended as necessary. Ambit Biosciences Corporation has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which will be amended as necessary. These documents contain important information, including the terms and conditions of the Tender Offer, and stockholders of Ambit Biosciences Corporation are advised to carefully read these documents before making any decision with respect to the Tender Offer. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents may be obtained for free by contacting the investor relations department of Ambit Biosciences Corporation at mgraham@ambitbio.com. The Offer to Purchase and related documents may be obtained for free by contacting the investor relations department of Daiichi Sankyo at minobe.yasuki.eg@daiichisankyo.co.jp or by directing such requests to the information agent for the tender offer, Mackenzie Partners, Inc., at (800) 322-2885 (toll-free for stockholders) or (212) 929-5500 (collect for bank and brokers).

Contact:

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

Ambit Biosciences Corporation

mgraham@ambitbio.com

858-334-2125

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